EXHIBIT 8.2

  WRITER’S DIRECT DIAL NO. (304) 340-1111
WRITER’S DIRECT FAX NO. (304) 340-1080
   Email: rtweel@jacksonkelly.com

November 12, 2015

First National Bankshares Corporation
One Cedar Street
Ronceverte, WV 24970

Tax Opinion Regarding the Merger of First National Acquisition, Inc. with and into First
National Bankshares Corporation and the Merger of First National Bankshares Corporation with and into Premier Financial Bancorp, Inc.

Ladies and Gentlemen:

We have acted as counsel for First National Bankshares Corporation, a West Virginia corporation (“First National”), in connection with the transactions contemplated by the Agreement of Merger, dated as of July 6, 2015 (the "Merger Agreement"), among First National, Premier Financial Bancorp, Inc., a Kentucky corporation ("Premier") and First National Acquisition, Inc., a West Virginia corporation and wholly owned subsidiary of Premier (“Interim Company”) in which (i) subject to regulatory approval, First National will pay a Special Dividend of up to $5.08 per share of First National common stock (which may be supplemented by Premier in certain situations); (ii) thereafter, Interim Company will merge with and into First National (the “Merger”) and pursuant to the Merger, the shareholders of First National will receive shares of Premier common stock and cash if the trading price of the Premier common stock is less than $15.50 on the effective date of the Merger; and (iii) immediately following the Merger, First National will merge with and into Premier with Premier surviving (the “Subsequent Merger”), all as described in a registration statement filed by Premier with the Securities and Exchange Commission ("SEC") on Form S-4 (Registration No. 333-207430) under the Securities Act of 1933 (the "Registration Statement"). Capitalized terms used but not defined herein have the meanings given to them in the Merger Agreement and the Registration Statement. References to any agreement or document include all schedules and exhibits thereto.

In rendering our opinion, we have examined and relied on, with your consent, (i) the Registration Statement, (ii) the Merger Agreement, (iii) the representations made by Premier and First National in their respective letters, dated October 14, 2015, delivered to us for purposes of this opinion (the "Representation Letters"), including the representation that in no event will less than 50% of the total consideration received by a First National shareholder pursuant to the transactions consist of Premier common stock, and (iv) such other documents and corporate records as we have deemed necessary or appropriate for purposes of our opinion. In such examination, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as duplicate or certified or conformed copies and the authenticity of the originals of such latter documents. We have not, however, undertaken any independent investigation of any factual matter set forth in any of the foregoing.

In rendering this opinion, we have assumed, with your consent, that (i) the Merger, the Subsequent Merger and the Special Dividend will be consummated in accordance with the provisions of the Merger Agreement (without waiver or modification of any provisions thereof), (ii) the statements concerning the Merger, the Subsequent Merger and the Special Dividend set forth in the Merger Agreement and the Registration Statement are, and will remain, true, complete and correct at all times up to and including the Effective Time of the Subsequent Merger, (iii) the representations made by Premier and First National in the Representation Letters are, and will remain, true, complete and correct at all times up to and including the Effective Time of the Subsequent Merger and (iv) any representations made in the Representation Letters or the Merger Agreement qualified by belief, knowledge, materiality or any similar qualification are true, correct and complete without such qualification. We have also assumed that the parties have complied with and, if applicable, will continue to comply with, the covenants contained in the Merger Agreement. If any of these assumptions are untrue for any reason, our opinion as expressed below may be adversely affected and may not be relied upon.

Our opinion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations promulgated thereunder, published pronouncements of the Internal Revenue Service and case law, any of which may be changed at any time with retroactive effect. In particular, our opinion is based on Revenue Ruling 2001-46, 2001-42 I.R.B. 321, in which Corporation X acquires all of the stock of Corporation T by means of a reverse subsidiary merger of Corporation Y, a wholly owned subsidiary of X, with and into T, followed by an upstream merger of T with and into X.  Revenue Ruling 2001-46 holds that the transaction is treated as a single statutory merger of T into X that qualifies as a reorganization under Code Section 368(a)(1)(A), assuming the single integrated transaction would satisfy the non-statutory requirements of a reorganization under Code Section 368(a). Any change in applicable laws or the facts and circumstances surrounding the Merger, the Subsequent Merger or the Special Dividend, or any inaccuracy in the statements, facts, assumptions or representations upon which we have relied, may affect the continuing validity of our opinion as set forth herein. We assume no responsibility to inform you of any such change or inaccuracy that may occur or come to our attention. Finally, our opinion is limited to the tax matters specifically covered hereby. No opinion should be inferred as to (i) any other tax consequences of the Merger, the Subsequent Merger and the Special Dividend or (ii) the tax consequences of the Merger, the Subsequent Merger and the Special Dividend under any state, local or foreign law, or with respect to other areas of U.S. Federal taxation. We are members of the Bar of the State of West Virginia, and we do not express any opinion herein concerning any law other than the Federal law of the United States.

Based upon and subject to the foregoing it is our opinion that for U.S. Federal income tax purposes:

1.            The Merger and the Subsidiary Merger will constitute and qualify as a reorganization within the meaning of Section 368 of the Internal Revenue Code and First National, Surviving Company and Premier will each qualify as “a party to a reorganization” as that term is defined in the Internal Revenue Code;

2.            No gain or loss will be recognized by the shareholders of First National who exchange their First National Common Stock for Premier Common Stock pursuant to the Merger, except that gain or loss may be recognized as to cash received in lieu of fractional share interests, the Special Dividend, Cash Consideration and Additional Cash Consideration;

3.            No gain or loss will be recognized by Premier, First National, or Surviving Company by reason of the Merger or the Subsidiary Merger; and

4.            The holding period of Premier Common Stock received by First National shareholders in exchange for First National Common Stock will include the holding period of the shares of First National Common Stock so exchanged, provided that the First National Common Stock is held as a capital asset at the Effective Time.

We hereby consent to the filing of this opinion with the SEC as Exhibit 8.2 to the Registration Statement. We also consent to the references to our firm under the captions "Certain Federal Income Tax Consequences of the Merger" and "Legal Matters" in the Registration Statement. In giving this consent, we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the rules and regulations of the SEC.

Very truly yours,

/s/ Jackson Kelly PLLC

JACKSON KELLY PLLC